Exhibit 1

 PRESS RELEASE

CYREN Reports Fourth Quarter and Full Year 2015 Results

McLean, Va. – February 17, 2016 – CYREN (NASDAQ: CYRN) today announced its fourth quarter and full year 2015 financial results for the period ending December 31, 2015.

“During the fourth quarter we continued to make very strong progress toward becoming the industry’s leading cloud-based Internet security company. We recently announced CYREN WebSecurity™ 3.0, which adds zero-day cyberthreat protection leveraging unique multi-sandbox array technology and big data analytics to correlate threats across 17 billion daily Internet transactions. Customer acquisition for CYREN WebSecurity continues at an impressive pace, and we have stabilized and added to our embedded business by expanding our relationship with our largest customers,” said Lior Samuelson, CEO and Chairman of the Board at CYREN.

“We are investing in sales, marketing, and R&D in order to scale the business to support the growing demand for CYREN WebSecurity and our cloud platform.  As prospective customers become more aware of the dangers of zero-day threats, we believe CYREN WebSecurity will become the go-to tool for protecting all of their users, anywhere, on any device.”

Fourth Quarter & Full Year 2015 Financial Highlights:

•
Revenues for the fourth quarter were $7.1 million, compared to $6.9 million for the third quarter and $7.8 million for the fourth quarter of 2014. Revenues for the full year were $27.8 million, compared to $31.9 million in 2014. A shift in foreign exchange rates year-over-year negatively impacted revenues reported for the full year 2015 by approximately $2.2 million.

•
Non-GAAP revenues totaled $7.2 million for the fourth quarter, compared to $7.0 million for the third quarter and $7.9 million for the fourth quarter of 2014. Non-GAAP revenues for the full year were $27.9 million, compared to $32.1 million in 2014. The difference between non-GAAP and GAAP revenues is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•
GAAP net loss for the fourth quarter was $1.2 million, or $0.03 per basic and diluted share, compared to a loss of $1.3 million for the third quarter and a loss of $2.2 million, or $0.07 per basic and diluted share for the fourth quarter of 2014. GAAP net loss for the full year was $4.8 million, or $0.14 per basic and diluted share compared to a loss of $7.0 million, or $0.25 in 2014.

•
Non-GAAP net loss for the fourth quarter was $1.4 million, or $0.03 per basic and diluted share, compared to a loss of $1.3 million for the third quarter and a loss of $1.4 million, or $0.04 per basic and diluted share for the fourth quarter of 2014. Non-GAAP net loss for the full year was $4.9 million, or $0.14 per basic and diluted share compared to a loss of $4.5 million, or $0.16 per basic and diluted share in 2014.

•
Cash used in operating activities during the fourth quarter was $0.6 million, compared to cash generated by operating activities of $0.6 million during the third quarter and operating cash usage of $1.5 million for the fourth quarter of 2014. Cash used in operating activities for the full year was $1.8 million, compared to $3.7 million in 2014.

•	Cash as of December 31, 2015 was $16.4 million, compared to $18.7 million as of September 30, 2015 and $11.1 million at the end of 2014.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Measures " and "Reconciliation of Selected GAAP Measures to Non-GAAP Measures."

Recent Business Highlights:

•
Signed several CWS contracts in the fourth quarter including Sea-Mar, a manager of community health centers in Washington state, and Sun Communities, a real estate investment trust that owns, operates and manages manufactured housing communities in the United States.

•	Renewed and expanded several significant contracts in the embedded OEM business, including CheckPoint and Google, which are both long-term customers.

•
Added several new customers to use CYREN’s cyber intelligence suite, including malware attack detection and phishing feed services. During the second half of 2015, the Company has experienced a resurgence of interest from customers who need increased protection from email-borne malware and zero day attacks.

•
Hired 10 new employees to the sales and marketing organization, and increased the number of salespeople focused on CWS. Key new hires include seasoned executives from security companies such as Radware and Zscaler.

•
Recently introduced CWS 3.0, which integrates CYREN’s enhanced cyber threat capabilities that have been under development for over two years. Key feature enhancements include a new Advanced Threat Protection module to stop zero-day threats, Advanced Persistent Threats (APTs) and evasive malware.

Financial Results Conference Call:

The Company will also host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Wednesday, February 17, 2016.

US Dial-in Number:                              1-888-299-7209
Israel Dial-in Number:                         1-80-924-5906
International Dial-in Number:            1-719-325-2281

The call will be simultaneously webcast live on the investor relations section of CYREN's website at http://www.cyren.com/ir.html.

For those unable to participate in the live conference call, a replay will be available until March 2, 2016. To access the replay, the U.S. dial in number is 1-877-870-5176 and the non-U.S. dial in number is 1-858-384-5517. Callers will be prompted for replay conference ID number 868155. An archived version of the webcast will also be available on the investor relations section of the company's website.

About CYREN
CYREN (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Offering security as a service (SecaaS) solutions to enterprises and embedded solutions to IT firms and security vendors, CYREN's global cloud security platform processes over 17 billion daily transactions and blocks over 130 million threats each day. To learn more, visit www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenInc or twitter.com/cyren_ir

To download CYREN's investor relations app please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

Use of Non-GAAP Financial Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, reorganization expenses, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
Garth Russell
KCSA Strategic Communications
+1 212 896 1250
grussell@kcsa.com

Israel Investor Contact:
Iris Lubitch
SmarTeam
+972.54.2528007
iris@smartteam.co.il

Company Contact
Mike Myshrall, CFO
CYREN
+1 703 760 3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Audited

Revenues	$7,109	$7,842	$27,762	$31,925

Cost of revenues	2,019	1,999	8,323	8,123

Gross profit	5,090	5,843	19,439	23,802

Operating expenses:

Research and development, net	2,256	2,824	8,930	11,222

Sales and marketing	2,185	2,852	8,718	11,802

General and administrative	1,722	2,274	6,326	8,047

Adjustment of earn-out obligation	2	(43)	(75)	(744)

Total operating expenses	6,165	7,907	23,899	30,327

Operating loss	(1,075)	(2,064)	(4,460)	(6,525)

Other income (expense)	29	(13)	27	187

Financial income (expense), net	132	(162)	(243)	(874)

Net loss before taxes	(914)	(2,239)	(4,676)	(7,212)

Tax benefit (expense)	(237)	83	(123)	196

Net loss	$(1,151)	$(2,156)	$(4,799)	$(7,016)

Loss per share - basic	$(0.03)	$(0.07)	$(0.14)	$(0.25)

Loss per share - diluted	$(0.03)	$(0.07)	$(0.14)	$(0.25)

Weighted average number of shares outstanding:

Basic	39,121	31,371	34,316	28,598

Diluted	39,121	31,371	34,316	28,598

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in thousands of U.S.dollars, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Audited

GAAP operating loss	$(1,075)	$(2,064)	$(4,460)	$(6,525)
Stock-based compensation (1)	282	265	1,066	1,220
Amortization of intangible assets (2)	379	409	1,549	1,736
Adjustment to earn-out liabilities (3)	2	(43)	(75)	(744)
Executive terminations (5)	-	-	-	208
Adjustment to deferred revenues (6)	42	48	169	202
Settlement agreements (7)	-	128	(628)	128
Reorganization expenses (8)	-	-	-	75
Capitalization of technology (9)	(825)	-	(1,887)	-

Non-GAAP operating loss	$(1,195)	$(1,257)	$(4,266)	$(3,700)

GAAP net loss	$(1,151)	$(2,156)	$(4,799)	$(7,016)
Stock-based compensation (1)	282	265	1,066	1,220
Amortization of intangible assets (2)	379	409	1,549	1,736
Adjustment to earn-out liabilities (3)	2	4	(27)	(445)
Income taxes (4)	(79)	(95)	(326)	(412)
Executive terminations (5)	-	-	-	208
Adjustment to deferred revenues (6)	42	48	169	202
Settlement agreements (7)	-	128	(628)	(72)
Reorganization expenses (8)	-	-	-	75
Capitalization of technology (9)	(847)	-	(1,929)	-

Non-GAAP net loss	$(1,372)	$(1,397)	$(4,925)	$(4,504)

GAAP loss per share (diluted)	$(0.03)	$(0.07)	$(0.14)	$(0.25)
Stock-based compensation (1)	0.00	0.01	0.03	0.04
Amortization of intangible assets (2)	0.02	0.01	0.05	0.06
Adjustment to earn-out liabilities (3)	0.00	0.00	(0.00)	(0.02)
Income taxes (4)	(0.00)	(0.00)	(0.00)	(0.01)
Executive terminations (5)	0.00	0.00	0.00	0.01
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.01
Settlement agreements (7)	0.00	0.01	(0.02)	(0.00)
Reorganization expenses (8)	0.00	0.00	0.00	0.00
Capitalization of technology (9)	(0.02)	0.00	(0.06)	0.00

Non-GAAP loss per share (diluted)	$(0.03)	$(0.04)	$(0.14)	$(0.16)

Numbers of shares used in computing non-GAAP loss per share (diluted)	39,121	31,371	34,316	28,598

(1) Stock-based compensation
Cost of revenues	$15	$15	$64	$55
Research and development	92	63	302	292
Sales and marketing	52	76	251	292
General and administrative	123	111	449	581

	$282	$265	$1,066	$1,220
(2) Amortization of intangible assets
Cost of revenues	$194	$202	$781	$846
Sales and marketing	185	207	768	890

	$379	$409	$1,549	$1,736
(3) Adjustment to earn-out liabilities
General and administrative	$2	$(43)	$(75)	$(744)
Financial expenses, net	-	47	48	299

	$2	$4	$(27)	$(445)
(4) Income taxes
Deferred tax asset - tax benefit	$(79)	$(95)	$(326)	$(412)

	$(79)	$(95)	$(326)	$(412)
(5) Executive terminations
General and administrative	$-	$-	$-	$208

	$-	$-	$-	$208
(6) Adjustment to deferred revenues
Revenues	$42	$48	$169	$202

	$42	$48	$169	$202
(7) Settlement agreements
General and administrative	$-	$128	$(628)	$128
Other income	-	-	-	(200)

	$-	$128	$(628)	$(72)

(8) Reorganization expenses
General and administrative	$-	$-	$-	$75

	$-	$-	$-	$75

(9) Capitalization of technology
Research and development	$(825)	$-	$(1,887)	$-
Financial expenses, net	(22)	-	(42)	-

	$(847)	$-	$(1,929)	$-

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31	December 31
	2015	2014
	Unaudited	Audited

Assets
Current Assets:
Cash and cash equivalents	$16,379	$11,063
Trade receivables, net	3,849	4,444
Prepaid expenses and other receivables	949	1,019
Total current assets	21,177	16,526

Lease deposits	79	70
Deferred tax assets	-	13
Severance pay fund	700	594
Property and equipment, net	2,321	2,401
Goodwill and intangible assets, net	30,128	31,869
Total long-term assets	33,228	34,947
Total assets	$54,405	$51,473

Liabilities and Shareholders’ Equity

Current Liabilities:
Credit line	$4,169	$4,900
Trade payables	603	646
Employees and payroll accruals	2,500	2,359
Deferred tax liability	102	120
Accrued expenses and other liabilities	764	1,394
Earn-out consideration	2,346	2,269
Deferred revenues	3,269	4,487
Total current liabilities	13,753	16,175

Deferred revenues	824	652
Deferred tax liability	1,525	1,984
Earn-out consideration	-	837
Accrued severance pay	824	666
Other liabilities	131	100
Total long-term liabilities	3,304	4,239

Shareholders’ equity	37,348	31,059
Total liabilities and shareholders’ equity	$54,405	$51,473

CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities:

Net loss	$(1,151)	$(2,156)	$(4,799)	$(7,016)

Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of property and equipment	4	16	9	15
Depreciation	355	330	1,337	1,285
Stock-based compensation	282	265	1,066	1,220
Amortization of intangible assets	379	409	1,549	1,736
Accrued interest, accretion of discount and exchange rate differences on credit line	3	22	69	124
Accretion and change in fair value of earn-out consideration, net	2	4	(27)	(445)

Changes in assets and liabilities:
Trade receivables	(293)	(315)	716	866
Deferred taxes	(69)	(134)	(257)	(318)
Prepaid expenses and other receivables	505	363	36	839
Change in long-term lease deposits	(4)	4	(12)	1
Trade payables	23	(150)	(110)	(542)
Employees and payroll accruals, accrued expenses and other liabilities	161	213	(417)	(496)
Deferred revenues	(850)	(516)	(1,069)	(1,047)
Accrued severance pay, net	3	1	52	18
Other long-term liabilities	41	100	41	100
Net cash used in operating activities	(609)	(1,544)	(1,816)	(3,660)

Cash flows from investing activities:

Proceeds from sale of fixed assets	-	9	5	9
Capitalization of technology	(847)	-	(1,929)	-
Purchase of property and equipment	(603)	(68)	(1,222)	(771)
Net cash used in investing activities	(1,450)	(59)	(3,146)	(762)

Cash flows from financing activities:

Proceeds from capital issuance, net	(108)	-	11,524	10,239
Proceeds from credit line	-	4,800	4,400	6,800
Repayment of credit line	-	(5,270)	(5,200)	(5,270)
Payment of earn-out consideration	-	-	(457)	(351)
Proceeds from options exercised	-	53	153	384
Net cash provided by (used in) financing activities	(108)	(417)	10,420	11,802
Effect of exchange rate changes on cash and cash equivalents	(119)	(11)	(142)	(74)
Increase (decrease) in cash and cash equivalents	(2,286)	(2,031)	5,316	7,306
Cash and cash equivalents at the beginning of the period	18,665	13,094	11,063	3,757
Cash and cash equivalents at the end of the period	$16,379	$11,063	$16,379	$11,063